                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2006

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of a press release issued by Tefron, dated August 8, 2006, announcing second quarter 2006 results.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States.
Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization and other income (expenses). EBITDA is presented in the earnings release because management believes that it enhances the understanding of our operating results and is of interest to our investors and lenders in relation to our debt covenants, as certain of the debt covenants include adjusted EBITDA as a performance measure. EBITDA, however, should not be considered as an alternative to operating income or income for the period as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flows form operating activities as a measure of liquidity.
EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statement on Form S-8 (Registration No. 333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TEFRON LTD.

                                   (Registrant)

                                   By: /s/ Asaf Alperovitz
                                   -----------------------
                                   Asaf Alperovitz
                                   Chief Financial Officer

                                   By: /s/ Hanoch Zlotnik
                                   -----------------------
                                   Hanoch Zlotnik
                                   Finance Manager

Date: August 8, 2006

                                       3

                   TEFRON REPORTS SECOND QUARTER 2006 RESULTS

                   STRONG GROWTH IN REVENUES AND PROFITABILITY

SECOND QUARTER 2006 HIGHLIGHTS

o    REVENUES REACHED $49.7 MILLION DURING THE QUARTER, UP 21.7% OVER Q2 2005.

o    STRONG GROSS AND OPERATING MARGINS OF 21.7% AND 13.4%, RESPECTIVELY.

o    INCOME FROM CONTINUING OPERATIONS, WHICH EXCLUDES THE RECENTLY SOLD
     ALBAHEALTH BUSINESS, WAS $4.5 MILLION (9.1% OF REVENUES), OR FULLY DILUTED
     EPS OF $0.21 IN THE QUARTER.

o    EBITDA FOR THE QUARTER WAS $8.9 MILLION.

o    OPERATING CASH FLOW FOR THE QUARTER WAS $9.2 MILLION.

MISGAV, ISRAEL, AUGUST 8, 2006 - Tefron Ltd. (NYSE:TFR; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM)
active wear, today announced financial results for the second quarter of 2006.

As announced on April 27, 2006, Tefron closed the sale of its ownership interest in AlbaHealth. Accordingly, the financial statements of AlbaHealth are accounted for as discontinued operations. Tefron ceased to consolidate the financial statements of AlbaHealth from April 27, 2006 onward.

SECOND QUARTER 2006 RESULTS

Second quarter revenues reached $49.7 million, representing a 21.7% increase over the revenues generated during the second quarter of 2005. The growth in revenues over the second quarter of 2005 was across all of the Company's product lines.

Second quarter gross margin increased to 21.7% from 14.1% in the second quarter of 2005. Operating income grew to $6.7 million (13.4% of revenues) compared with an operating income of $2.3 million (5.6% of revenues) in the second quarter of
2005. Income from continuing operations, which excludes the recently sold
AlbaHealth business, was $4.5 million (9.1% of revenues), or $0.21 per diluted share in the second quarter of 2006, compared with an income from continuing operations of $1.1 million (2.7% of revenues), or $0.06 per diluted share, in the second quarter of 2005.

The improvement in profitability was due to continued improved operating efficiencies in all of the Company's divisions. The efficiency measures included amongst others: increased production and quality performance and further transfer of sewing capacity to Jordan with lower labor costs.

Total cash and cash equivalents at June 30, 2006 were at $20.1 million, compared to total cash and cash equivalents at March 31, 2006 of $11.5 million. The significant increase in the quarter was primarily due to cash flow of $9.2 million provided by continuing operating activities.

FIRST HALF 2006 RESULTS

Revenues in the first half of 2006 reached $99.1 million, representing a 16.1%
increase over revenues generated during the first half of 2005. The growth in revenues over the first half of 2005 was across all of the Company's product lines.

The 2006 first half gross margin increased to 23.0% from 13.4% in the first half of 2005. Operating income grew to $14.1 million (14.3% of revenues) compared to an operating income of $4.3 million (5.0% of revenues) in the first half of
2005. Income from continuing operations, which excludes the recently sold
AlbaHealth business, reached $9.8 million (9.9% of revenues), or $0.47 per diluted share in the first half of 2006, compared with an income from continuing operations of $1.9 million (2.2% of revenues), or $0.11 per diluted share, in the first half of 2005.

MANAGEMENT COMMENT

Mr. Yosef Shiran, Chief Executive Officer of Tefron, commented, "Following on from our strong results of the first quarter this year, we are pleased to announce another successful quarter for Tefron. Most significantly, the increase in our revenues compared with the comparable period of last year was across all of our product lines and was accompanied by an improvement in both our gross and operating margins."

Mr. Shiran continued: "Our swimwear product line performed stronger than we had expected in the first half of the year. As we move beyond the summer, we expect sales of swimwear to significantly subside in the third quarter and to increase again in the fourth quarter of 2006, due to the seasonality of the swimwear business."

Mr. Shiran commented on the conflict situation in which the State of Israel is currently engaged, "To date, the conflict, which has mainly affected the northern part of the country, has had a limited effect on our ongoing business and operations which are primarily located in northern Israel. However, there is a possibility that the ongoing conflict will not allow us to fully increase production to meet the growing demand we are seeing in our active-wear product line, which is beyond our original plans for the third quarter. We believe that we will achieve our previously announced target for 2006 of mid-teen percentage growth in revenues and profitability levels higher than those of 2005, at around the levels seen in the fourth quarter of 2005."

DIVIDEND DISTRIBUTION

The Company's Board of Directors declared a dividend of $5 million payable to shareholders of record as of August 31, 2006. The dividend is scheduled for payment on September 14, 2006.

Mr. Shiran commented, "Over the last few quarters, and due to the sale of Alba
Health in the second quarter, our cash reserves have grown considerably. The
Board's decision to issue this dividend is to share the rewards of our performance with our shareholders. We still maintain sufficient cash for working capital and developing our business."

CONFERENCE CALL
--------------------------------------------------------------------------------
The Company will be hosting a conference call today, August 8, 2006 at 10:00am
EDT. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.
Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US DIAL-IN NUMBER: 1 866 860 9642
UK DIAL-IN NUMBER: 0 800 917 9141
ISRAEL DIAL-IN NUMBER: 03 918 0600
INTERNATIONAL DIAL-IN NUMBER:  +972 3 918 0600

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Tefron's website, at: www.tefron.com

ABOUT TEFRON
--------------------------------------------------------------------------------
Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as
Victoria's Secret, Nike, The Gap, Banana Republic, Target, Warnaco/Calvin Klein,
Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO
THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE
FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD
CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN
PRODUCT DEMAND, CHANGING ECONOMIC CONDITIONS, LOWER PRICES AS WELL AS CERTAIN
OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE
SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO
PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT
EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF
UNANTICIPATED.

CONTACTS
--------------------------------------------------------------------------------

COMPANY CONTACT:                    IR CONTACT:
Asaf Alperovitz                     Ehud Helft / Kenny Green
Chief Financial Officer             G.K. Investor Relations
+972-4-9900803                      1 866 704 6710
aasaf@tefron.com                    ehud@gkir.com / kenny@gkir.com

TABLE 1: SALES BY SEGMENT
--------------------------------------------------------------------------------

                      Six months ended       Six months ended     Three months ended     Three months ended
                       June 30, 2006          June 30, 2005         June 30, 2006           June 30, 2005
                      ----------------       ---------------       ----------------       ----------------
                       USD       % of          USD      % of          USD      % of          USD      % of
                     Thousands   total      Thousands   total      Thousands   total      Thousands   total
                      ------     -----       ------     -----       ------     -----       ------     -----

Cut & sew             45,753      46.2%      47,701      55.9%      22,792      45.8%      28,090      68.7%
Seamless              53,343      53.8%      37,629      44.1%      26,937      54.2%      12,785      31.3%
Total                 99,096     100.0%      85,330     100.0%      49,729     100.0%      40,875     100.0%

TABLE 2: SALES BY PRODUCT LINE
--------------------------------------------------------------------------------

                      Six months ended       Six months ended      Three months ended     Three months ended
                       June 30, 2006          June 30, 2005          June 30, 2006          June 30, 2005
                      ----------------       ----------------       ----------------       ----------------
                       USD       % of         USD       % of         USD       % of         USD       % of
Product line         Thousands   total      Thousands   total      Thousands   total      Thousands   total
                      ------     -----       ------     -----       ------     -----       ------     -----

Intimate Apparel      50,693      51.2%      46,228      54.2%      25,267      50.8%      21,887      53.5%
Active wear           31,324      31.6%      27,763      32.5%      17,275      34.7%      15,806      38.7%
Swimwear              17,079      17.2%      11,339      13.3%       7,187      14.5%       3,182       7.8%
Total                 99,096     100.0%      85,330     100.0%      49,729     100.0%      40,875     100.0%

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                           JUNE 30,
                                                     ---------------------   DECEMBER 31,
                                                       2006         2005         2005
                                                     --------     --------     --------
                                                           UNAUDITED
                                                     ---------------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                          $ 20,073     $  5,472     $  7,652
  Trade receivables, net                               26,837       19,578       25,978
  Other accounts receivable and prepaid expenses        4,398        5,440        4,956
  Inventories                                          22,420       24,995       26,382
                                                     --------     --------     --------

TOTAL current assets                                   73,728       55,485       64,968
                                                     --------     --------     --------

SUBORDINATED NOTE                                       3,000            -            -
                                                     --------     --------     --------

PROPERTY, PLANT AND EQUIPMENT, NET                     78,363       85,474       80,859
                                                     --------     --------     --------

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS                -       48,987       40,053
                                                     --------     --------     --------

TOTAL assets                                         $155,091     $189,946     $185,880
                                                     ========     ========     ========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                           JUNE 30,
                                                                   ------------------------     DECEMBER 31,
                                                                      2006           2005           2005
                                                                   ---------      ---------      ---------
                                                                          UNAUDITED
                                                                   ------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                           $       -      $  16,992      $  14,713
  Current maturities of long-term banks, net                           6,398          5,989          6,373
  Trade payables                                                      22,241         28,548         27,865
  Other accounts payable and accrued expenses                          8,145          7,129          8,721
                                                                   ---------      ---------      ---------

TOTAL current liabilities                                             36,784         58,658         57,672
                                                                   ---------      ---------      ---------

LONG-TERM LIABILITIES:
  Banks (net of current maturities)                                   22,296         38,948         35,535
  Deferred taxes                                                      13,120          6,254          9,116
  Accrued severance pay, net                                           2,265          2,024          2,061
                                                                   ---------      ---------      ---------

TOTAL long-term liabilities                                           37,681         47,226         46,712
                                                                   ---------      ---------      ---------

MINORITY INTEREST                                                          -         16,845         14,159
                                                                   ---------      ---------      ---------

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS                          -         13,963         12,652
                                                                   ---------      ---------      ---------

SHAREHOLDERS' EQUITY:
  Share capital -
    Ordinary shares of NIS 1 par value: Authorized: 50,000,000 shares; Issued: 21,232,054, 18,944,186 and 19,010,376
      shares at June 30, 2006 and 2005 and December 31, 2005,
      respectively; Outstanding: 20,234,654, 17,946,786 and
      18,012,976 shares at June 30, 2006 and 2005 and December
      31, 2005, respectively;                                          7,292          6,797          6,810
    Deferred shares of NIS 1 par value: Authorized, issued and
      outstanding: 4,500 shares                                            -              1              -
  Additional paid-in capital                                          98,181         82,715         83,069
  Deferred stock-based compensation                                        -           (308)          (198)
  Less - 997,400 Ordinary shares in treasury, at cost                 (7,408)        (7,408)        (7,408)
  Cumulative other comprehensive gain (loss)                             615            (70)           307
  Accumulated deficit                                                (18,054)       (28,473)       (27,895)
                                                                   ---------      ---------      ---------

TOTAL shareholders' equity                                            80,626         53,254         54,685
                                                                   ---------      ---------      ---------

TOTAL liabilities and shareholders' equity                         $ 155,091      $ 189,946      $ 185,880
                                                                   =========      =========      =========

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                      SIX MONTHS ENDED                 THREE MONTHS ENDED
                                                          JUNE 30,                          JUNE 30,                 YEAR ENDED
                                               -----------------------------     ------------------------------     DECEMBER 31,
                                                   2006             2005             2006              2005             2005
                                               ------------     ------------     ------------      ------------     ------------
                                                                          UNAUDITED
                                               ---------------------------------------------------------------

Sales                                          $     99,096     $     85,330     $     49,729      $     40,875     $    171,336
Cost of sales                                        76,334           73,875           38,961            35,115          141,621
                                               ------------     ------------     ------------      ------------     ------------

Gross profit                                         22,762           11,455           10,768             5,760           29,715
Selling, general and administrative
  expenses                                            8,624            7,152            4,104             3,458           14,052
                                               ------------     ------------     ------------      ------------     ------------

Operating income                                     14,138            4,303            6,664             2,302           15,663
Financial expenses, net                               1,016            1,082              701               558            3,189
Other expenses                                            8                -               23                 -              473
                                               ------------     ------------     ------------      ------------     ------------

Income before taxes on income                        13,114            3,221            5,940             1,744           12,947
Taxes on income                                       3,335            1,330            1,392               638            4,297
                                               ------------     ------------     ------------      ------------     ------------

Income from continuing operations                     9,779            1,891            4,548             1,106            8,650
Income (loss) from discontinued
  operations (including impairment and
  other costs related to the exercise of
  the put option)                                        62              824              (90)              399           (5,357)
                                               ------------     ------------     ------------      ------------     ------------

Net income                                     $      9,841     $      2,715     $      4,458      $      1,505     $      3,293
                                               ============     ============     ============      ============     ============

Basic and diluted earnings per share for
  continuing operations:
  Basic net earnings per share                 $       0.49     $       0.11     $       0.22      $       0.06     $       0.49
                                               ============     ============     ============      ============     ============
  Diluted net earnings per share               $       0.47     $       0.11     $       0.21      $       0.06     $       0.47
                                               ============     ============     ============      ============     ============

Basic and diluted earnings per share for
  discontinued operations:
  Basic net earnings per share                 $          -     $       0.05                -      $       0.02     $      (0.30)
                                               ============     ============     ============      ============     ============
  Diluted net earnings per share               $          -     $       0.04                -      $       0.02     $      (0.29)
                                               ============     ============     ============      ============     ============

Basic and diluted earnings per share :
  Basic net earnings per share                 $       0.49     $       0.16     $       0.22      $       0.08     $       0.19
                                               ============     ============     ============      ============     ============
  Diluted net earnings per share               $       0.47     $       0.15     $       0.21      $       0.08     $       0.18
                                               ============     ============     ============      ============     ============

Weighted average number of shares used
  for computing basic earning per share          19,906,775       17,485,251       20,107,137        18,936,442       17,719,275
                                               ============     ============     ============      ============     ============

Weighted average number of shares used
  for computing diluted earnings per share       20,919,799       17,744,589       21,365,011        19,059,549       18,542,618
                                               ============     ============     ============      ============     ============

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                                                   CUMULATIVE
                                                                                 ADDITIONAL         DEFERRED         OTHER                           TOTAL
                                                      ORDINARY       DEFERRED      PAID-IN        STOCK-BASED     COMPREHENSIVE  ACCUMULATED     COMPREHENSIVE      TREASURY
                                                       SHARES         SHARES       CAPITAL        COMPENSATION        GAIN         DEFICIT          INCOME           SHARES            TOTAL
                                                      --------        -----        --------         --------         ------        --------         --------        ---------         --------

 Balance as of January 1, 2005                        $  6,582        $   1        $ 79,243         $   (486)        $    -        $(31,188)                        $  (7,408)        $ 46,744

 Settlement of the conditional obligation with
   respect to issuance of shares and options               200            -           3,254                -              -               -                                 -            3,454
 Exercise of stock options                                  28            -             428                -              -               -                                 -              456
 Cancellation of deferred shares                             -           (1)              1                -              -               -                                 -                -
 Deferred stock-based compensation                           -            -             143             (143)             -               -                                 -                -
 Amortization of deferred stock-based
   compensation                                              -            -               -              431              -               -                                 -              431
 Comprehensive income:
   Unrealized gain on hedging derivative                     -            -               -                -            307               -         $    307                -              307
   Net income                                                -            -               -                -              -           3,293            3,293                -            3,293
                                                      --------        -----        --------         --------         ------        --------         --------        ---------         --------

 Total comprehensive income                                                                                                                         $  3,600
                                                                                                                                                    ========
 Balance as of December 31, 2005                         6,810            -          83,069             (198)           307         (27,895)                           (7,408)          54,685

 Issuance of shares and options (net of
   issuance expenses in the amount of $ 1,315)             389            -          13,445                -              -               -                -                -           13,834
 Exercise of stock options                                  93            -           1,529                -              -               -                -                -            1,622
 Reversal of deferred stock-based compensation               -            -            (198)             198              -               -                -                -                -
 Compensation related to options granted to
   employees                                                 -            -             336                -              -               -                -                -              336
 Comprehensive income:                                       -            -               -                -              -               -                -                -                -
   Unrealized gain on hedging derivative                     -            -               -                -            308               -              308                -              308
   Net income                                                -            -               -                -              -           9,841            9,841                -            9,841
                                                      --------        -----        --------         --------         ------        --------         --------        ---------         --------

Total comprehensive income                                                                                                                          $ 10,149
                                                                                                                                                    ========
 Balance as of June 30, 2006 (unaudited)              $  7,292        $   -        $ 98,181         $      -         $  615        $(18,054)                        $  (7,408)        $ 80,626
                                                      ========        =====        ========         ========         ======        ========                         =========         ========

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                     SIX MONTHS ENDED        THREE MONTHS ENDED
                                                          JUNE 30,                JUNE 30,         YEAR ENDED
                                                    --------------------    --------------------  DECEMBER 31,
                                                      2006        2005        2006        2005        2005
                                                    --------    --------    --------    --------    --------
                                                                     UNAUDITED
                                                    --------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                          $  9,841    $  2,715    $  4,458    $  1,505    $  3,293
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Loss (income) from discontinued operations             (62)       (824)         90        (399)      5,357
  Depreciation, amortization and impairment of
    property, plant and equipment                      4,151       4,476       2,050       2,320       9,686
  Compensation related to options granted to
    employees                                            336         178         141          80         431
  Increase (decrease) in accrued severance pay,
    net                                                  204        (624)        205        (500)       (588)
  Increase in deferred income taxes                    3,979         725       1,381         359       4,670
  Loss (gain) on sale of property and equipment,
    net                                                    8         (31)         23         (13)       (409)
  Decrease (increase) in trade receivables, net         (859)     (2,570)        972       1,158      (9,099)
  Decrease (increase) in other accounts
    receivable and prepaid expenses                     (224)        171         562         592         884
  Decrease in inventories                              3,962       5,127       5,997       1,232       3,740
  Increase (decrease) in trade payables               (5,624)      2,330      (5,927)      1,547         793
  Decrease in other accounts payable and accrued
    expenses                                          (1,529)     (1,549)       (705)     (1,700)       (946)
                                                    --------    --------    --------    --------    --------

Net cash flows provided by continuing operating
  activities                                          14,183      10,123       9,247       6,181      17,812
Net cash flows provided by (used in)
  discontinued operating activities                      507       1,832         (10)        676       2,999
                                                    --------    --------    --------    --------    --------
Net cash provided by operating activities             14,690      11,955       9,237       6,857      20,811
                                                    --------    --------    --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment             (1,164)     (3,424)       (562)     (1,716)     (4,960)
Investment grants received                             1,218         341           -          52         452
Proceeds from sale of property, plant and
  equipment                                              265          90         255          53         475
Dividend received from discontinued operation            140         309           1         187         484
Proceed from the Company's insurance policy for
  plant and machinery damage                               -           -           -           -         619
Proceeds from sale of subsidiary                      10,250           -      10,250           -           -
Acquisition of Macro Clothing                              -         (83)          -           -        (261)
                                                    --------    --------    --------    --------    --------

Net cash flows provided by (used in) continuing
  investing activities                                10,709      (2,767)      9,944      (1,424)     (3,191)
Net cash flows used in discontinued investing
  activities                                            (172)       (409)         (4)       (264)       (779)
                                                    --------    --------    --------    --------    --------
Net cash provided by (used in) investing
  activities                                          10,537      (3,176)      9,940      (1,688)     (3,970)
                                                    --------    --------    --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans                    (18,214)     (3,077)    (16,735)     (1,639)     (6,038)
Receipt of long-term bank loans                        5,000           -       5,000           -           -
Payment under capital lease                                -        (138)          -         (52)       (206)
Decrease in short-term bank credit, net              (14,713)     (1,363)         (8)     (1,415)     (3,642)
Proceeds from exercise of stock options                1,622         233       1,136          42         456
Proceeds from issuance of shares and options, net     13,834           -           -           -           -
                                                    --------    --------    --------    --------    --------

Net cash flows used in continuing financing
  activities                                         (12,471)     (4,345)    (10,607)     (3,064)     (9,430)
Net cash flows used in discontinued financing
  activities                                            (544)     (1,761)        (81)       (811)     (2,768)
                                                    --------    --------    --------    --------    --------
Net cash used in financing activities                (13,015)     (6,106)    (10,688)     (3,875)    (12,198)
                                                    --------    --------    --------    --------    --------

Total increase in cash and cash equivalents           12,212       2,673       8,489       1,294       4,643
Decrease in cash and cash equivalents attributed
  to discontinued operations                             209         338          95         399         548
                                                    --------    --------    --------    --------    --------
Increase in cash and cash equivalents attributed
  to continued operations                             12,421       3,011       8,584       1,693       5,191
Cash and cash equivalents at beginning of period       7,652       2,461      11,489       3,779       2,461
                                                    --------    --------    --------    --------    --------

Cash and cash equivalents at end of period          $ 20,073    $  5,472    $ 20,073    $  5,472    $  7,652
                                                    ========    ========    ========    ========    ========

                                       10

CALCULATION OF THE EBITDA
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                SIX MONTHS ENDED,     THREE MONTHS ENDED,
                                                                     JUNE 30,              JUNE 30,       YEAR ENDED,
                                                                -------    -------    -------    -------  DECEMBER 31,
                                                                  2006       2005       2006       2005      2005
                                                                -------    -------    -------    -------    -------

Income before taxes on income (See statement of operations)     $13,114    $ 3,221    $ 5,940    $ 1,744    $12,947
Finance expenses, net (See statement of operations)             $ 1,016    $ 1,082    $   701    $   558    $ 3,189
Other expenses, net (See statement of operations)               $     8          -    $    23          -    $   473
Depreciation and amortization (See statements of cash flows)    $ 4,151    $ 4,476    $ 2,050    $ 2,320    $ 9,686
Amortization of deferred stock-based compensation
(See statements of cash flows)                                  $   336    $   178    $   141    $    80    $   431
                                                                -------    -------    -------    -------    -------
 EBITDA                                                         $18,625    $ 8,957    $ 8,855    $ 4,702    $26,726
                                                                =======    =======    =======    =======    =======

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